

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 28, 2011

Mr. Sydney A. Harland
President and Chief Executive Officer
Global Earth Energy, Inc.
1213 Culberth Drive
Wilmington, NC 28405

> RE: **Global Earth Energy, Inc.**
> **Form 10-K and Form 10-K/A for Fiscal Year Ended August 31, 2010**
> **Filed December 15, 2010 and January 18, 2011, respectively**
> **File No. 0-31343**

Dear Mr. Harland:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis or Plan of Operation

Results of Operations, page 11 of Form 10-K filed December 15, 2010

1. Your disclosure under this heading indicates that you will focus on developing and marketing your advisory services. Please tell us how this relates to your intention to operate a biodiesel plant as discussed in Item 1 or the sale of products under your new business plan as discussed on page 12.

Item 9A(T). Controls and Procedures, page 18 of Form 10-K/A filed January 18, 2011

2. It does not appear that your management has completed its assessment of internal control over financial reporting as of August 31, 2010. Since you were required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your management's assessment of internal control over financial reporting.

If your management has not yet completed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management's report on internal control over financial reporting.

In completing your evaluation, you may find the following documents helpful:

- the Commission's release *Amendments to Rules Regarding Management's Report on Internal Control Over Financial Reporting* (Securities Act Release 8809/Financial Reporting Release 76). You can find this release at: http://www.sec.gov/rules/final/2007/33-8809.pdf;

- the Commission's release *Commission Guidance Regarding Management's Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of* 1934 (Securities Act Release 8010/Financial Reporting Release 77). You can find this release at http://sec.gov/rules/interp/2007/33-8810.pdf; and

- the "Sarbanes-Oxley Section 404 – A Guide for Small Business" brochure at: (http://www.sec.gov/info/smallbus/404guide.shtml).

Please note that the failure to complete management's assessment adversely affects the company's and its shareholders' ability to avail themselves of rules and forms that are predicated on the current or timely filing of Exchange Act reports. For further information regarding these impacts, please see Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

3. We note your disclosure related to material weaknesses in your disclosure controls and procedures. We also note that you have not yet developed a plan to mitigate the material weaknesses. We further note you indicate in your Form 10-Q filed January 19, 2011, that each of the factors identified in your Form 10-K/A filed January 18, 2011, remain unresolved. Please tell us whether you have plans to mitigate the material weaknesses and include this disclosure in future filings.

Item 11. Executive Compensation, page 27 of Form 10-K filed December 15, 2010

4. We note you have not provided the Summary Compensation Table in the tabular format specified in Item 402(n) of Regulation S-K. Please confirm that, in future filings, you will provide the Summary Compensation Table in the format specified in Item 402(n) of Regulation S-K.

5. Please provide us with a narrative description of the material factors necessary to an understanding of the information disclosed in the Summary Compensation Table; also, include this disclosure in future filings. Please refer to Item 402(o) of Regulation S-K.

6. We note you indicate that Sydney Harland received "other annual compensation" of $3,148,583 in 2010 as compared to $247,000 in 2008 and 2009. Please tell us why Mr. Harland's compensation increased so significantly, in particular given the Company's net loss in 2010; also include this disclosure in future filings.

Compensation of Directors, page 27 of Form 10-K filed December 15, 2010

7. Please provide information concerning the compensation of your directors in the tabular format specified in Item 402(r) of Regulation S-K. Please also refer to Item 402(r)(3) and provide a narrative description of any material factors necessary to an understanding of the director compensation disclosed. Please include this disclosure in future filings.

Employment Agreements, page 28 of Form 10-K filed December 15, 2010

8. We note you indicate you have entered employment agreements with Ms. Harland, Mr. Harland and Mr. Gorman. Please tell us the material terms of each named executive officer's employment agreement, including each individual's annual compensation and include this disclosure in future filings.

Item 12. Security Ownership of Certain…, page 28 of Form 10-K filed December 15, 2010

9. We note you indicate in footnote 5 to the table on page 28 of your Form 10-K filed December 15, 2010, that Mr. and Mrs. Harland are married. As Mr. and Mrs. Harland are related, Mr. Harland may be deemed to beneficially own the shares held by Mrs. Harland. Please see our Exchange Act Sections 13(d) and 13(g) and Regulation 13D-G Beneficial Ownership Reporting Compliance and Disclosure Interpretation 105.05 and confirm that you will revise your table, as needed, in future filings. Please tell us how intend to comply.

Item 13. Certain Relationships and Related…, page 29 of Form 10-K filed December 15, 2010

10. Please provide us with the information required by Item 407(a) of Regulation S-K. Please confirm that you will provide this information in future filings.

Exhibits, page 21 of Form 10-K/A filed January 18, 2011

11. We note you indicate on page 20, and throughout the document, that you entered into an employment agreement with Ms. Harland on October 1, 2004. We further note you indicate that you entered into employment agreements with Mr. Harland and Mr. Gorman

on August 23, 2007. Please file these employment agreements as Exhibits in future filings, or tell us why you are not required to do so.

Signatures, page 23 of Form 10-K/A filed January 18, 2011

12. Please note that the name of each person who signs the registration statement shall be typed or printed beneath his or her signature. Please refer to General Instruction D(2)(b) to Form 10-K and confirm that in future filings you will type the name beneath each individual's signature.

13. Please tell us whether Edmund J. Gorman is also your principal accounting officer or controller. See General Instruction D(2)(a) of Form 10-K.

14. We note you provide the business experience for Edward J. Gorman, your Chief Financial Officer and Director of the Board, in Item 10, Directors, Executive Officers and Corporate Governance. We further note your Form 10-K/A is signed by Edmund J. Gorman. Please explain.

Note H. Discontinued Operations, page F-13 of Form 10-K filed December 15, 2010

15. We note your disclosure in your Form 8-K filed May 10, 2011, that the merger with 688239 B.C. was initially accounted for as a reverse acquisition, with 688239 B.C. deemed to be the accounting acquirer. However, it appears that you have accounted for the transaction as an acquisition with Global Earth Energy Inc. as the accounting acquirer. Please clarify for us how you determined which entity was the accounting acquirer and how you determined that the transaction was not a reverse recapitalization. In your response, please cite the authoritative guidance you relied on in accounting for the transaction.

16. Please clarify why Melvin Dick has retained the 65,000,000 common shares after the rescission of the merger with 688239 B.C. In addition, please tell us how you accounted for the rescission, citing the authoritative guidance you relied on in accounting for the transaction.

Note M – Subsequent Events, page F-16 of Form 10-K filed December 15, 2010

17. We note that in October 2010 you agreed to issue common stock to Robert Levitt to relieve debt in the amount of $180,000. Please tell us and disclose in future filings the conversion terms of this agreement.

18. We note that on November 22, 2010, you entered into an agreement with Reflora do Brasil, a Brazilian company (RDB), in which you act as a broker for the sale of carbon credits owned by RDB. It appears that you are accounting for this agreement as an

unincorporated joint venture pursuant to ASC 323-30-25. Please confirm whether our understanding is correct and clarify to us what consideration you gave to accounting for the agreement as a collaborative arrangement under ASC 808-10-45 and how you determined the appropriate method to account for the agreement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or me at (202) 551-3694 with any questions regarding comments on the financial statements and related matters. Please contact Sandra Hunter, Staff Attorney at (202) 551-3758 with any other questions.

Sincerely,

Jonathan Wiggins
Staff Accountant